UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-34783
CUSIP NUMBER:  36102A-10-8

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Intelligent Lighting and Electronics, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

No. 29 & 31, Huanzhen Road, Shuikou Town, Huizhou

Address of Principal Executive Office (Street and Number)

Guangdong, 516005, People’s Republic of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period.  The Registrant requires additional time to accurately prepare and present all necessary disclosures.

As previously reported by the Registrant in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2011, the Registrant terminated the engagement of MaloneBailey, LLP (“MaloneBailey”) as its independent auditor on March 23, 2011, and on March 24, 2011, MaloneBailey provided a letter of resignation as the Registrant’s independent auditor (“Resignation Letter”).   In the Resignation Letter, MaloneBailey indicated that the resignation was due to concerns of accounting fraud involving forging of the Registrant’s accounting records and forging bank statements, in addition to other discrepancies identified during its testing of the Registrant’s accounts receivable. MaloneBailey also indicated in the Resignation Letter that it is unable to rely on management’s representations as they relate to previously issued financial statements and it can no longer support its opinions related to the financial statements as of December 31, 2009 and condensed Parent Only financial statements, included in the Registration Statement on Form S-1 filed with the SEC on April 21, 2010.  As a result, the interim financial statements of the Registrant for the fiscal quarters ended March 31, June 30, and September 30, 2010 contained in the Registrant’s quarterly reports on Form 10-Q for such periods as filed with the SEC, should not be relied upon for the same reasons.

In March 2011, the Board of Directors of the Registrant formed a Special Investigation Committee (“Special Committee”) to investigate the concerns contained in the Resignation Letter. The Special Committee is executing upon its mandate to investigate, review and analyze the facts, circumstances and issues related to termination of the engagement of MaloneBailey as the independent auditor and the Registrant’s accounting records. The Special Committee retained the services of FTI Consulting, Inc. to consult, assist and perform such other tasks as may be identified in connection with the foregoing internal investigation by the Special Committee. The Special Committee, with the assistance of FTI Consulting and its external counsel, is working to complete its investigation in a timely manner.

In April 2011, the Registrant engaged a new independent registered public accounting firm, Friedman LLP, to audit its financial statements for the years ended December 31, 2009 and 2010.

The Registrant has been unable to complete and file its Annual Report on Form 10-K for the year ended December 31, 2010 due to the matters described above.  For the same reasons, the Registrant is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period.   The Registrant will file the Quarterly Report as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Li Xuemei	86-0752	3138511
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

As indicated in "Part III--Narrative", above, the Registrant has not filed the Annual Report on Form 10-K for the year ended December 31, 2010. Additionally, MaloneBailey, in its Resignation Letter dated March 24, 2011, advised the Registrant that it can no longer support its opinion dated April 21, 2010 related to the financial statements, as of December 31, 2009 and condensed Parent Only financial statements, included in the Registration Statement on Form S-1 filed with the SEC on April 21, 2010.  The interim financial statements of the Registrant for the fiscal quarters ended March 31, June 30, and September 30, 2010 contained in the Registrant’s Quarterly Reports on Form 10-Q for such periods as filed with the SEC, should not be relied upon for the same reasons.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of any changes in the results of operations for the quarter ended March 31, 2011 as compared to the quarter ended March 31, 2010 because the Registrant is unable to prepare and review the financial statements to be contained in its Quarterly Report on Form 10-Q for the period ended March 31, 2011 due to the matters described above in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3).

China Intelligent Lighting and Electronics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011	By:	/s/ Li Xuemei
Name: Li Xuemei
Title: Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).